Exhibit 21.1
List of Subsidiaries
Direct Subsidiary of Rub Music Enterprises, Inc.
1.	Sanuwave, Inc., a Delaware corporation
Subsidiaries of Sanuwave, Inc. — Indirect Subsidiaries of Rub Music Enterprises, Inc.
2.	Sanuwave Services, LLC, a Delaware limited liability company

3.	HT Orthotripsy Management Company, LLC, a Delaware limited liability company

4.	Sanuwave I, LLC, a Delaware limited liability company

5.	Sanuwave Equipment, LLC, a Delaware limited liability company

6.	Sanuwave AG, a company organized under the laws of Switzerland

7.	Sanuwave Holding, AG, a company organized under the laws of Switzerland